UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

2

Great Panther Resources Ltd.
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Phone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR
SEC 20-F Statement Filed
Standard & Poor's Listed
July 12, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER APPOINTS FINANCIAL CONTROLLER

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; the "Company"; "Great Panther") is pleased to announce the appointment of Mr. Ming Jang, CGA, as Financial Controller of Great Panther effective July 11, 2005.

Mr. Jang has held numerous senior management positions in various organizations including most recently, acting Chief Financial Officer of Cabo Mining Enterprises Corp. (TSX-V: CBE; "Cabo"), one of Canada's largest exploration and drilling services companies. Prior to Cabo, Mr. Jang served as Chief Operating Officer for a non-profit organization and as Finance and Administration Manager for Loomis Armored Cars.

Mr. Jang's diverse experience and his strength in strategic planning will play an integral role as Great Panther evolves into a mineral producing company, following last week's news release announcing the Company's acquisition of its 100% interest in the Topia Silver-Lead-Zinc Mine in Durango, Mexico.

Mr. Jang will be granted incentive stock options to purchase an aggregate of 100,000 common shares. The options are exercisable until July 11, 2010 at an exercise price of $0.45 per share. The options are granted under the Company's Incentive Stock Option Plan which has been approved by shareholders and accepted for filing by the TSX Venture Exchange.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

Kaare G. Foy
Chairman and CFO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

_______________________________________________

Kaare G. Foy
Chief Financial Officer and Chairman

Date: July 13, 2005